

EXHIBIT 99.1

MEDIA RELEASE

Royal Wolf Acquires Cairns Containers in Queensland

Royal Wolf Holdings (ASX:RWH) is pleased to announce that it has completed the acquisition of the assets and businesses of Cairns Containers Pty Limited operating in Cairns, Queensland. Whilst this transaction is strategically important it is not a financially material transaction.

Cairns Containers is a locally owned and operated business that has been operating in Queensland for over 25 years. The business supplies containers to a wide variety of industries from the local retail market to mine sites in central and remote areas. They also supply short or long term rentals to residential and commercial customers who need a secure storage solution for transitional or otherwise necessitated reason.

"We are very pleased to acquire this robust business which will build on the market position and expand our customer connections that our team in Cairns has achieved", said Robert Allan, CEO of Royal Wolf Holdings.

 "This is an excellent bolt-on acquisition as Cairns Containers has a reputation as one of leading suppliers of the container sale and hire industry in the region due to their flexibility in both sales and hire terms as well as the customisation of containers to specific client requirements. We are excited about the opportunity to build on the reputation that has been established with Cairns Containers' customers by adding our product range, business strategies and scale" Mr Allan added.

Cairns Containers have a fleet of around 200 hire containers and the business will be earnings accretive from inception.

For further information please contact:

Robert Allan CEO +61 2 9482 3466